Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Ampio Pharmaceuticals, Inc. of our report dated February 20, 2020, relating to the 2019 financial statements of Ampio Pharmaceuticals, Inc. (which report expresses an unqualified opinion and includes explanatory paragraphs regarding the Company’s going concern uncertainty and the adoption of a new accounting standard) and the effectiveness of internal control over financial reporting of Ampio Pharmaceuticals, Inc. as of December 31, 2019,  which report appears in the Form 10-K of Ampio Pharmaceuticals, Inc. for the year ended December 31, 2019, and to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Moss Adams LLP

Denver, Colorado

April 16, 2020